                                  SCHEDULE 14A
                                 (RULE 14a-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION

 PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

Filed by the Registrant  /_/

Filed by a Party other than the Registrant   /X/

Check the appropriate box:

     /X/ Preliminary Proxy Statement

     /_/ Confidential,  for Use of the  Commission  Only (as  permitted  by Rule
         14a-6(e)(2))

     /_/ Definitive Proxy Statement

     /_/ Definitive Additional Materials

     /_/ Soliciting Material Under Rule 14a-12

                             BKF CAPITAL GROUP, INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)

                             STEEL PARTNERS II, L.P.
                             STEEL PARTNERS, L.L.C.
                             WARREN G. LICHTENSTEIN
                                  RONALD LABOW
                                 KURT N. SCHACHT
--------------------------------------------------------------------------------
    (Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

     Payment of Filing Fee (Check the appropriate box):

     /x/ No fee required.

     /_/ Fee  computed on table below per  Exchange  Act Rules  14a-6(i)(1)  and
         0-11.

     (1) Title of each class of securities to which transaction applies:

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     (2) Aggregate number of securities to which transaction applies:

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     (3) Per unit  price  or other  underlying  value  of  transaction  computed pursuant to  Exchange  Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

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     (4) Proposed maximum aggregate value of transaction:

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     (5) Total fee paid:

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     /_/ Fee paid previously with preliminary materials:

--------------------------------------------------------------------------------

     /_/ Check box if any part of the fee is offset as provided by Exchange  Act
Rule  0-11(a)(2)  and identify the filing for which the  offsetting fee was paid previously.  Identify the previous filing by registration  statement  number, or the form or schedule and the date of its filing.

     (1) Amount previously paid:

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     (2) Form, Schedule or Registration Statement No.:

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     (3) Filing Party:

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     (4) Date Filed:

                                      -2-

                     PRELIMINARY COPY SUBJECT TO COMPLETION
                              DATED APRIL 11, 2005

                             STEEL PARTNERS II, L.P.

                                 _________, 2005

Dear Fellow Stockholder:

            Steel Partners II, L.P.  ("Steel  Partners") is the beneficial owner of an aggregate of 683,600  shares of Common  Stock of BKF Capital  Group,  Inc.
("BKF" or the  "Company"),  representing  approximately  9.2% of the outstanding
Common Stock of the Company.  Steel  Partners  does not believe that the current
Board of  Directors  of the  Company  is acting in your  best  interests.  Steel
Partners is therefore seeking your support at the annual meeting of stockholders scheduled to be held at _________________________  on _________,  _______, 2005,
at __:___ __.M. (local time) for the following:

            1.  To elect  Steel  Partners'  slate of  nominees  to the  Board of
                Directors to serve as Class III directors,

            2.  To adopt a proposal recommended by the Board of Directors of the
                Company and included in the Company's  proxy  statement to amend the  Restated  Certificate  of  Incorporation  of the Company to
                declassify the Board of Directors,

            3.  To adopt a proposal recommended by the Board of Directors of the
                Company and included in the Company's  proxy  statement to amend the  Restated  Certificate  of  Incorporation  of the Company to
                eliminate the supermajority  voting requirements for fundamental transactions,

            4.  To adopt a proposal recommended by the Board of Directors of the
                Company and included in the Company's  proxy statement to ratify
                the   appointment   of  Grant  Thornton  LLP  as  the  Company's
                independent registered public accounting firm,

            5.  To adopt a resolution previously submitted by Steel Partners for inclusion in the Company's proxy statement recommending that the
                Board of Directors declassify the Board of Directors,

            6.  To adopt a resolution  previously  submitted by GAMCO Investors,
                Inc. for inclusion in the Company's proxy statement recommending that the Board of  Directors  redeem  the  rights  issued by the
                Company pursuant to its poison pill, and

            7.  To  adopt  a  resolution  previously  submitted  by  Opportunity
                Partners  L.P. for inclusion in the  Company's  proxy  statement recommending  that the Board of Directors  engage an  investment banking firm to pursue a sale of the Company.

            Steel  Partners  urges you to  carefully  consider  the  information contained  in the  attached  Proxy  Statement  and then  support  its efforts by signing,  dating and returning the enclosed GOLD proxy card today.  The attached
Proxy  Statement and the enclosed  GOLD proxy card are first being  furnished to the stockholders on or about _______, 2005.

            If you have  already  voted for the  incumbent  management  slate or against the business proposals described in the Proxy Statement,  you have every right to change your votes by signing, dating and returning a later dated proxy.

            If you have any questions or require any assistance  with your vote, please contact  Morrow & Co., Inc.,  which is assisting us, at their address and toll-free numbers listed on the following page.

                                         Thank you for your support,

                                         Warren G. Lichtenstein
                                         Steel Partners II, L.P.

--------------------------------------------------------------------------------

  IF YOU HAVE ANY QUESTIONS, REQUIRE ASSISTANCE IN VOTING YOUR GOLD PROXY CARD,
    OR NEED ADDITIONAL COPIES OF STEEL PARTNERS' PROXY MATERIALS, PLEASE CALL
              MORROW  & CO., INC. AT THE PHONE NUMBERS LISTED BELOW.

                               MORROW  & CO., INC.

                           445 Park Avenue, 5th Floor
                            New York, New York 10022
                                 (212) 754-8000

             BANKS AND BROKERAGE FIRMS, PLEASE CALL: (800) 654-2468
                   STOCKHOLDERS CALL TOLL FREE: (800) 607-0088
                         E-MAIL: STEEL.INFO@MORROWCO.COM

--------------------------------------------------------------------------------

                                      -3-

                         ANNUAL MEETING OF STOCKHOLDERS
                                       OF
                             BKF CAPITAL GROUP, INC.
                            -------------------------

                                 PROXY STATEMENT
                                       OF
                             STEEL PARTNERS II, L.P.

                            -------------------------

         PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

            Steel  Partners  II, L.P., a Delaware  limited  partnership  ("Steel
Partners" or "we"), is a significant  stockholder of BKF Capital Group,  Inc., a
Delaware corporation ("BKF" or the "Company").  Steel Partners is writing to you in connection  with the election of three  nominees to the board of directors of
BKF (the "BKF Board") at the annual meeting of stockholders scheduled to be held
at  __:___  __.M.   (local   time),   on   __________,   __________,   2005,  at
________________________________,  including any  adjournments or  postponements thereof  and any  meeting  which  may be  called in lieu  thereof  (the  "Annual
Meeting").

            This proxy  statement (the "Proxy  Statement") and the enclosed GOLD proxy card are being  furnished  to  stockholders  of BKF by Steel  Partners  in connection  with the  solicitation  of proxies from BKF's  stockholders  for the following:

            1.  To  elect  Steel   Partners'   director   nominees,   Warren  G.
                Lichtenstein,  Ronald LaBow and Kurt N. Schacht (the "Nominees")
                to serve as Class III directors of the Company, in opposition to
                BKF's  incumbent  directors  whose  terms  expire at the  Annual
                Meeting,

            2.  To adopt a proposal recommended by the BKF Board and included in the Company's proxy statement to amend the Restated  Certificate of Incorporation of the Company to declassify the BKF Board,

            3.  To adopt a proposal recommended by the BKF Board and included in the Company's proxy statement to amend the Restated  Certificate of Incorporation  of the Company to eliminate the  supermajority voting requirements for fundamental transactions,

            4.  To adopt a proposal recommended by the BKF Board and included in the Company's proxy statement to ratify the appointment of Grant
                Thornton  LLP as the  Company's  independent  registered  public accounting firm,

            5.  To adopt a resolution previously submitted by Steel Partners for inclusion in the Company's proxy statement recommending that the
                BKF Board declassify the BKF Board,

            6.  To adopt a resolution  previously  submitted by GAMCO Investors,
                Inc.  ("GAMCO") for inclusion in the Company's  proxy  statement recommending  that the BKF Board redeem the rights issued by the
                Company pursuant to its poison pill, and

            7.  To  adopt  a  resolution  previously  submitted  by  Opportunity
                Partners  L.P.  ("Opportunity  Partners")  for  inclusion in the
                Company's proxy statement recommending that the BKF Board engage an investment banking firm to pursue a sale of the Company.

            Steel Partners,  Steel Partners,  L.L.C. ("Partners LLC"), Warren G.
Lichtenstein,  Ronald  LaBow and Kurt N.  Schacht  are  members  of a group (the
"Group")  formed in  connection  with this  proxy  solicitation  and are  deemed participants in this proxy solicitation. This Proxy Statement and the GOLD proxy card are first being furnished to BKF's stockholders on or about _______, 2005.

            BKF has set the record date for determining stockholders entitled to notice of and to vote at the  Annual  Meeting  as  ________,  2005 (the  "Record
Date").  The principal  executive  offices of BKF are located at One Rockefeller
Plaza, New York, New York 10020. Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.  According to
BKF, as of the Record Date, there were _________  shares of common stock,  $1.00 par value per share (the  "Shares"),  outstanding  and  entitled  to vote at the
Annual  Meeting.  Steel  Partners,  along with all of the  participants  in this solicitation, are the beneficial owners of an aggregate of 683,600 Shares, which represents  approximately  9.2% of the Shares  outstanding (based on information publicly disclosed by BKF). The participants in this solicitation intend to vote such  Shares  for  the  election  of the  Nominees  and the  business  proposals described herein.

THIS SOLICITATION IS BEING MADE BY STEEL PARTNERS AND NOT ON BEHALF OF THE BOARD
OF  DIRECTORS OR  MANAGEMENT  OF BKF.  STEEL  PARTNERS IS NOT AWARE OF ANY OTHER
MATTERS TO BE BROUGHT BEFORE THE ANNUAL  MEETING.  SHOULD OTHER  MATTERS,  WHICH
STEEL PARTNERS IS NOT AWARE OF A REASONABLE  TIME BEFORE THIS  SOLICITATION,  BE
BROUGHT BEFORE THE ANNUAL MEETING,  THE PERSONS NAMED AS PROXIES IN THE ENCLOSED
GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

                                      -2-

STEEL PARTNERS  URGES YOU TO SIGN,  DATE AND RETURN THE GOLD PROXY CARD IN FAVOR
OF THE ELECTION OF ITS NOMINEES  AND THE  BUSINESS  PROPOSALS  DESCRIBED IN THIS
PROXY STATEMENT.

IF YOU HAVE ALREADY SENT A PROXY CARD  FURNISHED BY BKF  MANAGEMENT  TO BKF, YOU
MAY REVOKE THAT PROXY AND VOTE FOR THE ELECTION OF STEEL PARTNERS'  NOMINEES AND
THE BUSINESS  PROPOSALS  DESCRIBED  HEREIN BY SIGNING,  DATING AND RETURNING THE
ENCLOSED  GOLD PROXY CARD.  THE LATEST  DATED PROXY IS THE ONLY ONE THAT COUNTS.
ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A
WRITTEN  NOTICE OF REVOCATION  OR A LATER DATED PROXY FOR THE ANNUAL  MEETING TO
STEEL PARTNERS,  C/O MORROW & CO., INC. WHICH IS ASSISTING IN THIS SOLICITATION,
OR TO THE SECRETARY OF BKF, OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

                                      -3-

                                    IMPORTANT

            YOUR VOTE IS  IMPORTANT,  NO MATTER  HOW MANY OR HOW FEW  SHARES YOU
OWN. STEEL PARTNERS URGES YOU TO SIGN,  DATE, AND RETURN THE ENCLOSED GOLD PROXY
CARD TODAY TO VOTE FOR THE  ELECTION  OF STEEL  PARTNERS'  NOMINEES  AND FOR THE
ADOPTION OF THE BUSINESS PROPOSALS DESCRIBED HEREIN.

o           If your Shares are registered in your own name, please sign and date the enclosed  GOLD proxy card and return it to Steel  Partners,  c/o
            Morrow & Co., Inc., in the enclosed envelope today.

o           If any of your  Shares  are  held in the name of a  brokerage  firm, bank, bank nominee or other  institution on the Record Date, only it can  vote  such  Shares  and  only  upon  receipt  of your  specific instructions. Accordingly, please contact the person responsible for your account and instruct  that person to execute on your behalf the
            GOLD  proxy  card.   Steel   Partners  urges  you  to  confirm  your
            instructions  in writing to the person  responsible for your account and to provide a copy of such  instructions to Steel  Partners,  c/o
            Morrow & Co.,  Inc., who is assisting in this  solicitation,  at the address and telephone numbers set forth below, and on the back cover of this Proxy Statement, so that we may be aware of all instructions and can attempt to ensure that such instructions are followed.

                 If you have any questions regarding your proxy,
             or need assistance in voting your Shares, please call:

                               MORROW & CO., INC.

                           445 Park Avenue, 5th Floor
                            New York, New York 10022
                                 (212) 754-8000

             BANKS AND BROKERAGE FIRMS, PLEASE CALL: (800) 654-2468
                   STOCKHOLDERS CALL TOLL FREE: (800) 607-0088
                         E-MAIL: STEEL.INFO@MORROWCO.COM

                                      -4-

                           BACKGROUND TO SOLICITATION

            Steel  Partners has been a long term investor in BKF since  December
2003 and is  currently  the  beneficial  owner of 683,600  Shares,  representing approximately  9.2% of the issued and outstanding Common Stock. The following is a chronology of events leading up to this proxy solicitation:

            o   Over  the past  several  months,  Steel  Partners  entered  into discussions with individual members of the Board of Directors to express Steel Partners'  concerns  regarding BKF's  compensation arrangements,  its failure to control  administrative  expenses, its disappointing financial performance and its failure to enact much needed corporate governance reforms.  These discussions did not result in any substantive reforms by the Company.

            o   On December 16, 2004,  Steel Partners  delivered a letter to BKF expressing  its  concern  with BKF's  corporate  governance  and operations and  encouraging  the BKF Board to implement  various reforms.

            o   On December 16, 2004,  Steel Partners  delivered a letter to BKF submitting,  pursuant to Rule 14a-8 of the  Securities  Exchange
                Act  of  1934,   as  amended,   a  proposal  to  eliminate   the
                classification  of the BKF Board for  inclusion  in BKF's  proxy statement at the Annual Meeting.

            o   On December 16, 2004,  Steel Partners  delivered a letter to BKF requesting,  pursuant  to Section  220 of the  Delaware  General
                Corporation Law, a complete list of BKF's stockholders and other
                corporate   records  in  order  to  allow   Steel   Partners  to
                communicate with BKF's  stockholders on Steel Partners' proposal to eliminate the classification of the BKF Board.

            o   On February 11, 2005,  Steel Partners  delivered a letter to BKF nominating  Warren  G.  Lichtenstein,  Ronald  LaBow and Kurt N.
                Schacht for election to the BKF Board at the Annual Meeting (the
                "Nomination Letter").

            o   On or around February 15, 2005, Steel Partners received a letter from BKF (the "BKF Response") requesting additional  information concerning  Steel  Partners,  its affiliates and the Nominees in order  to  evaluate  the  eligibility  of  the  Nominees  to  be directors of BKF in accordance  with the Company's  Bylaws.  BKF reserved  the right to object to the  eligibility  of any of the
                Nominees  and  compliance  of the  Nomination  Letter  with  the
                Company's Bylaws and applicable law,  notwithstanding receipt of the requested information.

            o   On February 24, 2005,  Steel Partners  delivered a letter to BKF containing  the  additional  information  requested  in the  BKF
                Response. Steel Partners believes that the information contained in the Nomination  Letter fully complied with the advance notice requirements  of the  Company's  Bylaws  and that no  additional information  was  required by BKF for Steel  Partners to proceed with its nomination of the Nominees and  solicitation of proxies

                                      -5-

                in  furtherance  of the  election  of the  Nominees,  subject to filing a definitive  proxy  statement  with the  Securities  and
                Exchange Commission  ("SEC").  Steel Partners has not received a written response from BKF to this letter.

                                 PROPOSAL NO. 1

                              ELECTION OF DIRECTORS

            The BKF Board is currently  composed of nine directors  divided into three equal classes serving  staggered  three-year  terms. It is Steel Partners'
understanding  that the terms of three Class III directors of the BKF Board - J.
Barton  Goodwin,  John A.  Levin and  Burton G.  Malkiel - expire at the  Annual
Meeting. Steel Partners expects that the BKF Board will nominate these incumbent directors for re-election at the Annual Meeting.  Steel Partners is seeking your support  at the Annual  Meeting to elect its  Nominees  in  opposition  to BKF's director nominees.

        REASONS WHY STEEL PARTNERS IS CHALLENGING THE INCUMBENT DIRECTORS

            Steel  Partners  is  concerned  about BKF's  ability to  implement a business plan that will promptly return the Company to consistent profitability.
BKF, as further discussed in its public filings,  operates entirely through John
A. Levin & Co., an SEC-registered  investment adviser, and its related entities.
According to its Web site, John A. Levin & Co. manages approximately $13 Billion of assets with a focus on "value-oriented investment services." According to its public  filings,  BKF had net  losses of  approximately  $1.8  Million  and $8.4
Million  for  the  years  ended   December  31,  2004  and  December  31,  2003,
respectively.  It is quite evident from this  performance that BKF has failed to deliver value to its own stockholders.

            We also  believe  that the BKF Board  should  immediately  implement corporate governance reforms.  This is why we previously submitted for inclusion in the Company's  proxy  statement  for  consideration  at the Annual  Meeting a proposal requesting that the BKF Board take the steps necessary to eliminate the classification  of the BKF Board and to  require  that all  directors  stand for election annually. After Steel Partners filed its preliminary proxy statement in support of its proposal to declassify the BKF Board,  on April 7, 2005 BKF filed its preliminary  proxy statement (the "Management Proxy Statement") with the SEC which includes a binding  proposal to declassify  the BKF Board.  Although Steel
Partners  supports BKF's decision to put the issue of board  classification to a binding  vote at the  Annual  Meeting,  the BKF  Board  does  not  state  in the
Management Proxy Statement that it will actively solicit stockholders to vote in favor of this  proposal or that the  individual  board  members  will vote their shares in favor of this  proposal.  As approval of this  proposal  requires  the affirmative vote of the holders of at least 80% of the outstanding Shares, Steel
Partners is concerned that this proposal may not be approved unless BKF actively and wholeheartedly campaigns for its approval.

            Steel Partners is also disappointed  with the proposed  structure of the  declassification  of the BKF Board. If the proposal is approved,  the board structure  will be changed so that  commencing  with the 2006 annual  meeting of stockholders and for each subsequent annual meeting, those directors whose terms expire at the applicable  annual meeting of  stockholders  will be elected for a one-year term,  such that only at the 2008 annual meeting of  stockholders  will the  stockholders  be able to elect  the  whole  board at once.  Steel  Partners believes that the BKF Board's  decision to implement the board  declassification over a three-year  period  rather than  immediately  upon the  conclusion of the

                                      -6-

Annual Meeting calls into question the BKF Board's purported commitment to sound corporate governance policies.

            We have also publicly  recommended  that the BKF Board implement the following  corporate  governance and operational  changes,  as further discussed herein:

            o   USE EXCESS CASH TO INCREASE  DIVIDEND  AND/OR  REPURCHASE  STOCK
                AGGRESSIVELY

            o   APPOINT A  SEASONED  CHIEF  OPERATING  OFFICER  WHO WILL  REDUCE
                EXPENSES AND IMPROVE OPERATING PERFORMANCE

            o   REDEEM BKF'S COMMON SHARE PURCHASE RIGHTS

            o   ELIMINATE  FROM THE  CERTIFICATE  OF  INCORPORATION  AND  BYLAWS
                CERTAIN CLASSIC ANTI-TAKEOVER PROVISIONS

            As further  described  below,  we believe  that the  election of the
Nominees and approval of the stockholder  proposals  described  herein represent the best means for BKF's  stockholders  to maximize  the value of their  Shares.
Steel  Partners,  as  one of the  largest  stockholders  of  BKF,  has a  vested financial  interest  in the  maximization  of the  value  of  your  Shares.  Our interests  are aligned  with the  interests of all  stockholders.  Additionally,
Steel Partners  believes that the Nominees have extensive  experience in private and public investment,  corporate  governance and business management as further discussed in their biographical extracts below. If elected to the BKF Board, the
Nominees will endeavor to use their collective experience to oversee the Company with a goal of achieving  consistent  profitability,  implementing the corporate governance reforms and operational changes espoused by Steel Partners as well as exploring other  alternatives  to maximize  stockholder  value.  There can be no assurance that these goals will be achieved if the Nominees are elected.

  STEEL PARTNERS IS CONCERNED WITH BKF'S FAILURE TO CONSISTENTLY TURN A PROFIT

            According to its public filings, BKF had net losses of approximately
$1.8 Million and $8.4 Million for the years ended December 31, 2004 and December
31, 2003, respectively. We do not understand how a money management company that manages  approximately  $13 Billion of assets and generated over $225 Million in revenues  during this time period can lose money.  BKF's  financial  performance during  this  period is  especially  alarming  when  compared  to the  financial performance  of other  publicly-traded  money  managers  in the  table set forth below.

                      Twelve Months Ended December 31, 2004
                      -------------------------------------

                                                                     Operating Income
                                                                      as a Percentage
                                      Revenues      Operating Income    of Revenues       Return on Equity
                                      --------      ----------------    -----------       ----------------
                                         (dollars in millions)
Affiliated Managers Group Inc.          $660              $268              40.6%               11.7%
Eaton Vance Corp.1                      $687              $235              34.3%               33.2%
Gabelli Asset Management Inc.           $255              $ 99              38.8%               17.1%
Nuveen Investments Inc.                 $506              $255              50.4%               29.4%
Waddell  & Reed Financial Inc.      $504              $163              34.5%               51.8%
BKF Capital Group, Inc.                 $123              $  3               2.4%               (1.9)%

1 All figures for Eaton Vance Corp.  are for the twelve months ended January 31,
2005.

                                      -7-

            We believe the table above demonstrates an immediate need to improve the Company's financial performance.

      STEEL PARTNERS BELIEVES THAT BKF MUST ADOPT APPROPRIATE COMPENSATION
                 ARRANGEMENTS WITH ITS INVESTMENT PROFESSIONALS

            We  believe  that a  fundamental  source  of the  Company's  sub par
financial   performance  is  the  BKF  Board's  failure  to  adopt   appropriate
compensation arrangements between BKF and its investment professionals.  We have previously  expressed to the BKF Board that the Company must adopt  compensation arrangements  that  reward its key  employees  for  performance  and align their interests  directly  with  the  Company's  clients  and  stockholders.  We  even
requested  from  BKF  documentation   relating  to  the  Company's  compensation
arrangements  with its investment  professionals  but no documentation  has been furnished to date.

            Various  publicly-traded  money  managers have adopted  compensation programs  aligning the interests of key employees  with the interests of clients and stockholders.  For example, as recently as January 2005, Janus Capital Group approved  a Mutual  Fund Share  Investment  Plan for  certain  of its  executive officers and key employees to align the interests of the  participants  with the interests of the  company's  mutual fund  shareholders.  The plan is designed to grant eligible employees long-term incentive awards in the form of deferred cash compensation  that is  credited  with  income,  gains  and  losses  based on the performance  of the Janus mutual fund  investments  selected by the  participant from a list of Janus  Funds  designated  by the  company.  If the  Nominees  are elected,  they will recommend that the BKF Board explore the adoption of similar compensation plans.

          STEEL PARTNERS BELIEVES THAT BKF SHOULD INCREASE ITS DIVIDEND
           TO STOCKHOLDERS AND/OR IMPLEMENT A STOCK REPURCHASE PROGRAM

            In  order  to  fully  realize  the  inherent  value  of the  Shares, substantive  changes need to be made in how the BKF Board  operates the Company.
As of December 31, 2004, BKF had cash, cash equivalents and U.S.  Treasury bills of  approximately  $44 Million and no debt.  We believe that BKF should  utilize this cash to increase its annual  dividend  and/or  commence a stock  repurchase program which represent  fundamentally sound methods to strengthen the Company's return on invested capital and maximize  stockholder value. After Steel Partners filed its  preliminary  proxy  statement,  BKF announced  that it had declared a special  dividend of $0.925 per share reflecting a new policy adopted by the BKF
Board to distribute to  stockholders  approximately  70% of the annual free cash flow generated by BKF. BKF also announced that it will continue to pay quarterly dividends  (currently $.125 per share),  which will be supplemented by an annual special dividend representing the difference between the quarterly dividends and approximately  70% of the free cash flow  generated  by BKF during the year.  We
believe  that  BKF  should  have  distributed  a  substantial   portion  of  its
approximately  $44 Million of cash, cash equivalents and U.S.  Treasury bills as of December 31, 2004 and should also distribute to its stockholders  100% of the annual free cash flow.

                                       -8-

    STEEL PARTNERS BELIEVES THAT BKF SHOULD APPOINT AN OPERATING OFFICER WHO
      WILL REDUCE EXPENSES AND IMPROVE THE COMPANY'S OPERATING PERFORMANCE

            We  reiterate  our view that John A. Levin & Co.  serves its clients well and we are  appreciative  of John Levin's  historical  contribution  to the firm.  However,  we  believe  that BKF  could  better  leverage  its  investment professionals  by filling the Chief Operating  Officer  position with a seasoned professional who could bring the Company's bottom-line  performance in line with its  industry  peers.  Mr.  Levin also  serves as Chairman  and Chief  Executive
Officer of both John A. Levin & Co., the Company's money management  subsidiary, and Levin Management Co., which owns and provides  administrative and management services to John A. Levin & Co. If the Nominees are elected,  they will petition the BKF Board to retain an executive  search firm for the purpose of identifying a qualified replacement for Mr. Levin at the holding company level.

   STEEL PARTNERS BELIEVES THAT BKF SHOULD TERMINATE ITS SPECIAL ARRANGEMENTS
         WITH RELATED PARTIES INCLUDING FAMILY MEMBERS OF JOHN A. LEVIN

            Certain  members of the BKF Board have made it a practice  to engage in related party transactions at the expense of the Company. We believe that the
following   relationships  may  impair  the  BKF  Board's  ability  to  exercise independent judgment.

SPECIAL ARRANGEMENT WITH JOHN LEVIN'S SON HENRY LEVIN

            According to BKF's public filings,  in 2004 Henry Levin,  son of BKF
Chairman and CEO John Levin, received compensation of approximately $6.8 Million as a portfolio  manager for the event driven  investment  team and was allocated approximately  $1.9  Million  in  incentive  fees  as  the  managing  member  of investment  vehicles  affiliated with the Company,  or a total of  approximately
$8.7 Million in  compensation.  We question how the  compensation  paid to Henry
Levin is aligned  with the  interests of the  stockholders  in light of the $1.8
Million in losses sustained by BKF in 2004.

SPECIAL ARRANGEMENT WITH JOHN LEVIN'S DAUGHTER JENNIFER LEVIN CARTER

            According to BKF's public  filings,  in 2004 Jennifer  Levin Carter, daughter of Chairman and CEO John Levin,  received  approximately  $175,000 from the Company for "consulting services rendered to various alternative  investment strategies of the Company." We question the need for the services of Mr. Levin's daughter.

                                      -9-

SPECIAL  ARRANGEMENT  WITH PETER J. SOLOMON COMPANY OF WHICH PETER J. SOLOMON IS
CHAIRMAN

            According to BKF's public filings, in 2003 BKF paid Peter J. Solomon
Company,  of which BKF director  Peter J. Solomon is Chairman,  $100,000 for its
"services as a financial  advisor." We call upon BKF to disclose the exact scope of these advisory  services and question  whether these services could have been obtained by the Company on more favorable terms from independent  third parties.
In any event,  we believe this  arrangement  brings into question Mr.  Solomon's independence.

SPECIAL  ARRANGEMENT  WITH TRAXIS  PARTNERS OF WHICH  BARTON BIGGS IS A MANAGING
PARTNER

            According to BKF's public filings, in 2003 Traxis Partners, of which
BKF director Barton Biggs is a Managing  Partner,  paid BKF $136,000 in rent for space in the  Company's  offices  in New York  City.  This  arrangement,  in our opinion,  creates  the  appearance  of a conflict  of  interest  and brings into question Mr. Biggs' independence.

        STEEL PARTNERS BELIEVES THAT BKF SHOULD REDEEM THE COMMON SHARE
              PURCHASE RIGHTS ISSUED PURSUANT TO ITS "POISON PILL"

            In May 2001, the BKF Board adopted,  without stockholder approval, a rights  agreement or "poison  pill"  purportedly  to protect  stockholders  from coercive or otherwise  unfair  takeover  tactics.  Historically,  proponents  of poison pills have  asserted  that they enable a board of directors to respond in an orderly fashion to unsolicited  takeover bids by providing sufficient time to carefully  evaluate  the  fairness  of such a bid. We oppose  BKF's  poison pill because we believe that it places such an  effective  obstacle to a takeover bid that it serves to entrench the BKF Board and  management.  We believe that BKF's poison pill forces a would-be acquirer to negotiate its bid for the Company with management,  instead of making its offer  directly to the  stockholders.  In our opinion,  the power of the BKF Board and  management  to block any bid that does not leave  them in  control  adversely  affects  stockholder  value.  We further believe  that the effect of the poison pill is to insulate  management  from the most fundamental  accountability to stockholders by providing management and the
BKF Board with a veto over takeover bids, even when stockholders might favorably view such bids.

            STEEL PARTNERS IS NOT ALONE IN ITS PUBLIC OPPOSITION TO BKF'S POISON
PILL.  DURING EACH OF THE LAST THREE  ANNUAL  MEETINGS OF  STOCKHOLDERS  OF BKF,
STOCKHOLDER PROPOSALS TO REDEEM THE COMMON SHARE PURCHASE RIGHTS ISSUED PURSUANT
TO THE  POISON  PILL HAVE  BEEN  APPROVED  BY  STOCKHOLDERS  BY AN  OVERWHELMING
MAJORITY OF THE VOTE. SPECIFICALLY,  APPROXIMATELY 66%, 77% AND 66% OF THE VOTES
CAST  RESPECTIVELY  DURING THE 2004, 2003 AND 2002 ANNUAL MEETINGS WERE VOTED IN
FAVOR OF THE STOCKHOLDER PROPOSALS. After each of these annual meetings, the BKF
Board has reported in its public filings that it recognizes the stockholder vote in favor of this  proposal  but  "continues  to believe  that the [poison  pill]
supports the objectives of preserving and maximizing the Company's value for all stockholders." In view of the overwhelming stockholder support this proposal has received for three straight years,  Steel Partners had always been  disappointed with the one-sentence  boilerplate reason for rebuffing the stockholders' wishes and  called  upon BKF to  publicly  explain  why it  believes  the  poison  pill preserves and maximizes stockholder value.

                                      -10-

            After Steel  Partners filed its  preliminary  proxy  statement,  BKF announced  that the BKF Board approved an amendment to its poison pill to permit tender offers for the entire company should one be made.  Specifically,  bidders for 100% of BKF's  outstanding  shares  would be  exempt  from the  scope of the poison pill if they successfully acquire a majority of the Company's outstanding shares.  The BKF Board also approved a provision  mandating that the poison pill be re-evaluated  every three years by the independent  directors of the Company.
While this amendment to the poison pill is a step in the right direction,  Steel
Partners  believes  that the  amendment  does  not  adequately  address  all its concerns with the poison pill,  as further  discussed in Proposal No. 6, and the poison pill should be terminated immediately.  If the Nominees are elected, they will  encourage  the BKF  Board to  respect  the  right of the  stockholders  to participate in the  governance of their company by  terminating  the poison pill and requiring that the stockholders approve any new stockholder rights plan.

     STEEL PARTNERS BELIEVES THAT BKF SHOULD ELIMINATE FROM ITS CERTIFICATE
          OF INCORPORATION AND BYLAWS CERTAIN ANTI-TAKEOVER PROVISIONS

            The Company's  Certificate of  Incorporation  ("Charter") and Bylaws
contain  numerous  anti-takeover  provisions  that we  believe  infringe  on the stockholders'  rights to  determine  what is best for the  Company  and serve to entrench current management. These anti-takeover provisions include, but are not limited to, the following:

            o   Charter provision  requiring approval of holders of at least 80%
                of the Shares entitled to vote to remove directors

            o   Charter provision  requiring approval of holders of at least 80%
                of  the   Shares   entitled   to   vote  to   approve   mergers,
                consolidations,   sales  of  substantially  all  the  assets  or
                liquidations  not previously  approved by at least two-thirds of the BKF Board

            o   Charter  and  Bylaw  provisions  prohibiting  stockholders  from taking action by written consent in lieu of a meeting

            o   Charter and Bylaws do not permit  stockholders  to call  special meetings of stockholders

            We believe that the foregoing anti-takeover  provisions are intended to  disenfranchise  stockholders  and strip  away any  semblance  of  management accountability which BKF's stockholders deserve.  After Steel Partners filed its preliminary proxy statement, BKF announced that it will submit for a vote at the
Annual  Meeting an  amendment  to its  Charter to  eliminate  the  supermajority stockholder  voting  requirement  for mergers and other  business  combinations.
Steel  Partners  supports  this  proposal.  Again,  however,  Steel  Partners is concerned  that the BKF Board does not state in the Management  Proxy  Statement that it will actively solicit  stockholders to vote in favor of this proposal or that the  individual  board  members  will  vote  their  shares in favor of this proposal.  As with the  proposal to  declassify  the BKF Board,  approval of the proposal to eliminate  the  supermajority  stockholder  voting  requirement  for fundamental  transactions  requires  the  affirmative  vote of the holders of at least 80% of the outstanding Shares.

                                      -11-

            If elected, the Nominees will, subject to their fiduciary duties, be committed  to  lobbying  the BKF  Board to  eliminate  the  Company's  remaining anti-takeover provisions.

THE NOMINEES

            The  following  information  sets  forth  the  name,  age,  business address, present principal occupation,  and employment and material occupations, positions,  offices,  or  employments  for the  past  five  years of each of the
Nominees. This information has been furnished to Steel Partners by the Nominees.
The Nominees are citizens of the United States of America.

            WARREN G.  LICHTENSTEIN (AGE 39) has been the Chairman of the Board,
Secretary and the Managing  Member of Partners LLC, the general partner of Steel
Partners, since January 1, 1996 and the President, Chief Executive Officer and a
director of Steel  Partners,  Ltd.,  a  management  and  advisory  company  that provides  management  services to Steel Partners and its affiliates,  since June
1999. Mr.  Lichtenstein has been a director (currently Chairman of the Board) of
United  Industrial  Corporation,  a company  principally  focused on the design, production  and support of defense  systems  and a  manufacturer  of  combustion equipment for biomass and refuse fuels,  since May 2001.  Mr.  Lichtenstein  has been a director  (currently  Chairman of the Board) of SL  Industries,  Inc.,  a
designer and manufacturer of power  electronics,  power motion equipment,  power
protection   equipment,   and  teleprotection   and  specialized   communication
equipment,  since January 2002 and Chief Executive  Officer since February 2002.
Mr. Lichtenstein has been a director of Layne Christensen Company, a provider of products and services for the water,  mineral,  construction and energy markets, since January 2004. Mr.  Lichtenstein has been a director (currently Chairman of the Board) of WebFinancial Corporation,  a consumer and commercial lender, since
1996 and Chief  Executive  Officer since December 1997. The business  address of
Mr. Lichtenstein is c/o Steel Partners II, L.P., 590 Madison Avenue, 32nd Floor,
New York,  New York 10022.  By virtue of his  position  with  Partners  LLC, Mr.
Lichtenstein  has the power to vote and  dispose  of the  Shares  owned by Steel
Partners. Accordingly, Mr. Lichtenstein may be deemed to be the beneficial owner of the Shares owned by Steel Partners.  For information  regarding purchases and sales during the past two years by Steel  Partners of securities of BKF that may be deemed to be beneficially owned by Mr. Lichtenstein, see Schedule I.

            RONALD LABOW (AGE 70) has been the President of Stonehill Investment
Corp.,  an investment  fund,  since February 1990. Mr. LaBow has been an officer and director of WPN Corp.,  a financial  consulting  company,  since 1987.  From
January 1991 to February  2004, Mr. LaBow served as Chairman of the Board of WHX
Corporation  (or its  predecessor  corporations),  a NYSE listed holding company structured  to invest in and/or  acquire  a  diverse  group of  businesses  on a decentralized  basis,  whose primary  business is Handy & Harman,  a diversified manufacturing company with activities in precious metals fabrication,  specialty wire and tubing and engineered  materials.  The business address of Mr. LaBow is
c/o WPN Corp.,  110 East 59th Street,  New York, New York 10022.  As of the date hereof,  Mr. LaBow did not beneficially own any securities of BKF. Mr. LaBow has not purchased or sold any securities of BKF during the past two years.

                                      -12-

            KURT N. SCHACHT (AGE 51) has been the Executive  Director of the CFA
Centre for Financial Market Integrity, an organization that advocates efficient, ethical and transparent  capital markets,  since June 2004. During April and May of 2004, Mr.  Schacht  worked for Steel  Partners on its compliance  procedures.
From April 2001 to March 2004, Mr. Schacht served as Chief Operating Officer and
General Counsel of Wyser-Pratte  Asset  Management,  a New York City based hedge fund.  From September 1999 to March 2001, Mr. Schacht served as Chief  Operating
Officer of Evergreen Asset  Management,  an asset  management firm. From 1990 to
October  1999,  Mr.  Schacht  served as the Chief Legal  Officer of the State of
Wisconsin  Investment  Board,  a public pension fund. In March 2005, Mr. Schacht was named as a member of the SEC Advisory  Committee on Smaller Public Companies
established to examine the impact of the Sarbanes-Oxley Act and other aspects of the federal securities laws on smaller companies.  He helped draft the Corporate
Governance  Handbook  released by the New York Society of Security  Analysts and was  named  its  Volunteer  of the Year in 2004  for his  work on its  Corporate
Governance Committee.  He has worked on industry panels and programs relating to corporate governance and board of directors issues for organizations such as the
New York Stock Exchange and the American  Society of Corporate  Secretaries  and
served on the National Association of Corporate Directors Blue Ribbon Task Force
on evaluating director  performance.  Mr. Schacht received a Bachelor of Science degree in Chemistry and a law degree from the  University of  Wisconsin-Madison.
He is a Chartered  Financial  Analyst and was awarded the CFA(R)  designation in
1998.  The  business  address of Mr.  Schacht is 10 Old Pound Ridge Road,  Pound
Ridge,  New York 10576. As of the date hereof,  Mr. Schacht did not beneficially own any  securities of BKF. Mr. Schacht has not purchased or sold any securities of BKF during the past two years.

            There can be no assurance  that the actions our  Nominees  intend to take as  described  above will be  implemented  if they are  elected or that the election of our  Nominees  will  improve  the  Company's  business or  otherwise enhance stockholder value. Your vote to elect the Nominees does not constitute a vote in favor of our  value  enhancing  plans  for BKF.  Your  vote to elect the
Nominees will have the legal effect of replacing  three  incumbent  directors of
BKF with our Nominees. Neither we (nor to our knowledge, any other person on our behalf) has made or undertaken any analysis or reports as to whether stockholder value will be maximized  as a result of this  solicitation  or obtained  reports from consultants or other outside parties as to whether the proposals  presented herein would have an effect on stockholder value. There can be no assurance that stockholder  value will be  maximized  as a result of this  solicitation  or the election of the Nominees.

            The Nominees will not receive any  compensation  from Steel Partners for their services as directors of BKF.  Other than as stated herein,  there are no arrangements or understandings between Steel Partners and any of the Nominees or any other person or persons pursuant to which the nomination described herein is to be made,  other than the  consent by each of the  Nominees  to be named in this Proxy Statement and to serve as a director of BKF if elected as such at the
Annual  Meeting.  None of the  Nominees is a party  adverse to BKF or any of its subsidiaries  or  has  a  material  interest  adverse  to  BKF  or  any  of  its subsidiaries in any material pending legal proceedings.

                                      -13-

            Steel  Partners  does not expect that the Nominees will be unable to stand for  election,  but, in the event that such persons are unable to serve or for good cause will not serve, the Shares represented by the enclosed GOLD proxy card will be voted for substitute nominees. In addition, Steel Partners reserves the right to nominate  substitute  persons if BKF makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying  the Nominees.  In any such case, Shares represented  by the enclosed  GOLD proxy card will be voted for such  substitute nominees.  Steel Partners reserves the right to nominate  additional  persons if
BKF increases the size of the BKF Board above its existing size or increases the number of  directors  whose  terms  expire  at the  Annual  Meeting.  Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Steel  Partners that any attempt to increase the size of the current
BKF Board or to  reconstitute  or  reconfigure  the classes on which the current
directors  serve  constitutes  an  unlawful   manipulation  of  BKF's  corporate
machinery.

YOU ARE URGED TO VOTE FOR THE  ELECTION  OF THE  NOMINEES ON THE  ENCLOSED  GOLD
PROXY CARD.

                                      -14-

                                 PROPOSAL NO. 2

                      BKF PROPOSAL TO DECLASSIFY BKF BOARD

            Article 6 of BKF's  Charter  provides  that the BKF  Board  shall be divided into three  classes,  with each class having a three-year  term. The BKF
Board has adopted,  subject to stockholder  approval at the Annual  Meeting,  an amendment to revise  Article 6 of the Charter to declassify  the BKF Board.  The proposal  would  allow  for the  annual  election  of  directors  in the  manner described below.

            Steel Partners believes that BKF's classified board structure is not in the best interests of the stockholders  because it reduces  accountability of the BKF Board and, in Steel  Partners'  view,  only  serves to entrench  current management. Steel Partners generally believes that all stockholders are entitled to have the opportunity to vote to elect all directors  annually,  not just once every three years.

            As discussed in further  detail in the Management  Proxy  Statement, the  elimination  of the  classified  board would  require an amendment to BKF's
Charter.  If this proposal is approved by the stockholders,  commencing with the
2006 annual meeting of  stockholders  and for each  subsequent  annual  meeting, those  directors  whose  terms  expire  at  the  applicable  annual  meeting  of stockholders  will be elected for a one-year term,  such that from and after the
2008 annual meeting of stockholders,  the BKF Board would cease to be classified and all directors  would be elected for one-year terms at each annual meeting of stockholders.  Steel Partners  supports this proposal  although it believes that
the  board  declassification  should  be  implemented   immediately,   with  the
cooperation of the existing board,  upon conclusion of the Annual Meeting rather than over a three-year period.

            The  amendment  to BKF's  Charter  to  implement  this  proposal  is substantially  in the  form set  forth in  Appendix  A of the  Management  Proxy
Statement. If approved, this proposal will become effective upon the filing of a
Certificate of Amendment to the Charter with the Secretary of State of the State of Delaware containing substantially this amendment.

            Under  BKF's  Charter,   approval  of  this  proposal  requires  the
affirmative vote of the holders of at least 80% of the outstanding  Shares as of the Record Date.

YOU ARE URGED TO VOTE FOR BKF'S  PROPOSAL TO AMEND BKF'S  CHARTER TO  DECLASSIFY
THE BKF BOARD.

                                      -15-

                                 PROPOSAL NO. 3

           BKF PROPOSAL TO ELIMINATE SUPERMAJORITY VOTING REQUIREMENTS
                          FOR FUNDAMENTAL TRANSACTIONS

            Article 8 of BKF's  Charter  provides  that a favorable  vote of the holders of at least 80% of the shares of the Company  then  entitled to be voted on the matter shall be required to approve, adopt or authorize (1) any amendment to the  Charter  that makes the Shares a  redeemable  security  (as that term is defined in the Investment Company Act of 1940), (2) a merger or consolidation of the Company with another corporation,  (3) a sale of all or substantially all of the assets of the Company,  or (4) a  liquidation  of the  Company,  unless such action has previously  been approved,  adopted or authorized by the  affirmative vote of at least two-thirds of the total number of directors fixed in accordance with the Bylaws of the Company.

            The BKF Board has  adopted,  subject  to  stockholder  approval,  an amendment to eliminate  Article 8 of the Charter in its  entirety.  The proposal would mean that the  approval  of any such  transaction  by the BKF Board and by holders of at least a majority of the outstanding  stock of BKF entitled to vote on the matter  would be  sufficient  to approve,  adopt and  authorize  any such transaction,  without the requirement of a supermajority  vote by either the BKF
Board or the stockholders.

            Steel Partners  believes that a majority  threshold for  stockholder approval of fundamental  transactions  rather than a supermajority  threshold is appropriate.  Steel Partners  believes that the  requirement of a  supermajority vote for fundamental  transactions  can limit the ability of BKF to enter into a value enhancing  transaction  such as a merger,  consolidation or liquidation by effectively  providing a veto to a large  minority  stockholder  or  stockholder group.

            As  further  discussed  in  the  Management  Proxy  Statement,   the
elimination  of the  supermajority  voting  requirement  with  respect  to these transactions would require an amendment to BKF's Charter. The proposed amendment to BKF's  Charter to implement  this proposal is  substantially  in the form set forth in  Appendix  A of the  Management  Proxy  Statement.  If  approved,  this proposal will become  effective upon the filing of a Certificate of Amendment to
BKF's  Charter with the  Secretary of State of the State of Delaware  containing substantially this amendment.

            Under  BKF's  Charter,   approval  of  this  proposal  requires  the
affirmative vote of the holders of at least 80% of the outstanding  Shares as of the Record Date.

YOU ARE URGED TO VOTE FOR BKF'S PROPOSAL TO AMEND BKF'S CHARTER TO ELIMINATE THE
SUPERMAJORITY VOTING REQUIREMENTS FOR FUNDAMENTAL TRANSACTIONS.

                                      -16-

                                 PROPOSAL NO. 4

                BKF PROPOSAL TO RATIFY APPOINTMENT OF INDEPENDENT
                               PUBLIC ACCOUNTANTS

            As discussed in further  detail in the Management  Proxy  Statement, prior to the Annual Meeting,  the Audit  Committee of the BKF Board  reappointed
Grant Thornton LLP, the independent  registered public accounting firm, to audit the financial  statements of the Company for the year ending  December 31, 2005.
BKF is asking  stockholders  to ratify the  appointment of Grant Thornton LLP as the independent registered public accounting firm of the Company.

            Steel  Partners  does  not  object  to  the   ratification   of  the
appointment of Grant Thornton LLP for the year ending December 31, 2005.

                                      -17-

                                 PROPOSAL NO. 5

                 STEEL PARTNERS PROPOSAL TO DECLASSIFY BKF BOARD

            On  December  16,  2004,  Steel  Partners  delivered a letter to BKF submitting  a proposal  for  inclusion  in BKF's proxy  statement  at the Annual
Meeting  pursuant  to Rule  14a-8 of the  Securities  Exchange  Act of 1934,  as
amended.  The proposal  requests that the BKF Board take the steps  necessary to eliminate the  classification of the BKF Board and to require that all directors stand for election annually. BKF's Charter currently requires that the BKF Board be divided into three classes having staggered three-year terms.

            In accordance with Rule 14a-8,  Steel Partners  submitted to BKF the following  resolution and supporting statement that BKF will also be required to include in its proxy statement for approval at the Annual Meeting:

            RESOLUTION

                        RESOLVED,  that the  stockholders  of BKF Capital Group,
            Inc. request that the Board of Directors take the necessary steps to declassify  the Board of Directors and to require that all directors stand for election  annually.  The Board  declassification  shall be done in a  manner  that  does  not  affect  the  unexpired  terms of directors previously elected.

            SUPPORTING STATEMENT

                        We  believe  the  election  of  directors  is  the  most
            powerful way that stockholders  influence the strategic direction of a public company.  Currently,  the Board of Directors of BKF Capital is divided into three classes serving staggered three-year terms. It is our belief that the  classification  of the Board of Directors is not in the  best  interests  of BKF  Capital  and  its  stockholders
            because   it   reduces   accountability   and   is  an   unnecessary
            anti-takeover  device.  The elimination of the staggered board would require  each  director to stand for election  annually.  We believe that  such  annual  accountability  would  serve  to keep  directors closely  focused  on  the  performance  of  top  executives  and  on maximizing  stockholder value.  Concerns that the annual election of directors would have a  destabilizing  impact by leaving our company without  experienced  board members in the event that all incumbents are voted out are unfounded. In the unlikely event the owners should choose to replace  the entire  board,  it would be obvious  that the incumbent directors' contributions were not valued.

                        A classified board of directors  protects the incumbency
            of the board of  directors  and  current  management,  which in turn
            limits  accountability  to  stockholders.   It  is  our  belief  BKF
            Capital's  corporate  governance  procedures and practices,  and the level of management  accountability  they impose, are related to the financial  performance  of the company.  We believe sound  corporate governance practices, such as the annual election of directors, will impose  the level of  management  accountability  necessary  to help insure that a good performance record continues over the long term.

                        Increasingly,  classified  boards  like ours have become
            unpopular in recent years.  Institutional  investors are calling for the end of this system.  California's  Public  Employees  Retirement

                                      -18-

            System,  New York City pension  funds,  New York State pension funds and many others  including the Council of  Institutional  Investors, and Institutional  Shareholder Services, one of the most influential proxy evaluation services, support this position.

                        During  the past few years a  majority  of  stockholders
            supported  proposals asking their boards to repeal  classified board structures  at a number of  respected  companies,  including  FedEx,
            Baker  Hughes,  Starwood  Hotels,  Honeywell  International,  Morgan
            Stanley and Tellabs.

                        For a greater voice in the governance of BKF Capital and
            annual Board of Directors accountability we ask stockholders to vote
            YES on this proposal.

            As discussed in further  detail in the Management  Proxy  Statement, after Steel  Partners  submitted  this  proposal to BKF, the BKF Board  adopted, subject to stockholder  approval at the Annual  Meeting,  an amendment to revise
Article 6 of the Charter to declassify  the BKF Board.  BKF therefore  takes the position in the Management Proxy Statement that the stockholder proposal is moot and recommends that the stockholders vote against this proposal.  Steel Partners supports both BKF's and Steel Partners' proposals to declassify the BKF Board as it believes  the  stockholders  should not be  restricted  from voting on both a binding and non-binding proposal to take such action and that such proposals are not mutually exclusive.

YOU ARE URGED TO VOTE FOR STEEL PARTNERS'  RESOLUTION  RECOMMENDING THAT THE BKF
BOARD TAKE THE NECESSARY STEPS TO DECLASSIFY THE BKF BOARD.

                                      -19-

                                 PROPOSAL NO. 6

                      GAMCO PROPOSAL TO REDEEM POISON PILL

            In December 2004, GAMCO Investors, Inc., a significant institutional stockholder  of BKF,  submitted a proposal for inclusion in the Company's  proxy statement  at the  Annual  Meeting  pursuant  to Rule  14a-8  of the  Securities
Exchange  Act of 1934,  as amended.  The  proposal  requests  that the BKF Board redeem the rights issued pursuant to its Rights  Agreement,  commonly known as a
"poison  pill",  unless the  issuance is approved by the  affirmative  vote of a majority of the outstanding shares at a meeting of the stockholders held as soon as practical.

            On May 29,  2001,  the BKF Board  declared a dividend  of one Common
Share Purchase Right  pursuant to a Rights  Agreement  dated as of June 8, 2001.
Generally,  the  stockholders  may  exercise  their  rights  under  this kind of agreement  (the "Rights")  only when a person or group  acquires,  or through an exchange or tender offer  attempts to acquire,  a beneficial  interest in 10% or more of the common  stock of a company.  Stockholders,  other than the person or group  attempting  to acquire 10% of the common  stock,  may then  exercise  the
Rights and receive stock at a fraction of its fair market value. The Company may redeem the Rights for $.01 per Right.

            The  terms of the  poison  pill  have the  effect  of  thwarting  an unwanted  potential  offer for BKF. While the BKF Board should have  appropriate tools to ensure that all  stockholders  benefit from any proposal to buy BKF, we do not believe that the future  possibility  of  responding  to any  unsolicited offer justifies the BKF Board's implementation of a poison pill. We believe that the BKF Board also  adopted  the poison pill in order to,  among  other  things, entrench the BKF Board and management. This belief is partially based on John A.
Levin & Company, Inc.'s and certain if its affiliates' exemption from the poison pill which effectively  allows them to purchase an unlimited number of shares of
BKF without triggering the poison pill.

            We   feel   it  is   appropriate   at   this   time   to   eliminate
management-entrenching  governance structures,  particularly the poison pill, in view of BKF's disappointing  financial performance.  We note that 2001, the year the poison pill was adopted, was the last profitable year for BKF.  Accordingly, we believe  that the BKF Board  should  take the  necessary  steps to redeem the rights issued pursuant to the Company's poison pill.

            Steel Partners is not affiliated with GAMCO and is acting alone, and not in concert with GAMCO,  in its  solicitation of stockholders to vote for the adoption of GAMCO's stockholder proposal to redeem the Company's poison pill.

            After Steel  Partners filed its  preliminary  proxy  statement,  BKF announced  that the BKF Board approved an amendment to its poison pill to permit tender offers for the entire company should one be made. As discussed in further detail in the Management  Proxy Statement,  the amendment  provides that bidders for 100% of BKF's outstanding shares

                                      -20-

would be exempt from the scope of the poison pill if they successfully acquire a majority of the  Company's  outstanding  shares.  The BKF Board also  approved a provision  mandating that the poison pill be  re-evaluated  every three years by the  independent  directors of the Company.  While this  amendment to the poison pill  is a step  in the  right  direction,  Steel  Partners  believes  that  the amendment does not adequately address all its concerns with the poison pill, and the poison pill should be terminated immediately.

YOU ARE URGED TO VOTE FOR  GAMCO'S  RESOLUTION  RECOMMENDING  THAT THE BKF BOARD
TAKE THE NECESSARY STEPS TO REDEEM THE POISON PILL.

                                      -21-

                                 PROPOSAL NO. 7

                     OPPORTUNITY PARTNERS PROPOSAL TO ENGAGE
                             INVESTMENT BANKING FIRM

            In  November   2004,   Opportunity   Partners  L.P.,  a  significant
institutional  stockholder  of BKF,  submitted a proposal  for  inclusion in the
Company's  proxy  statement at the Annual Meeting  pursuant to Rule 14a-8 of the
Securities Exchange Act of 1934, as amended.  The proposal requests that the BKF
Board engage an investment banking firm to pursue a sale of the Company.

            In a supporting statement submitted with this proposal,  Opportunity
Partners  stated  that  BKF's  ratio of market  capitalization  to assets  under management  was less than 2%,  well  below the  ratio of most  other  investment management companies. In addition,  Opportunity Partners argued that some recent sales of hedge fund  management  firms at prices  exceeding  10% of assets under management  have occurred and  therefore BKF could be an attractive  acquisition candidate for a larger financial institution. We agree with these assertions and therefore believe that the BKF Board should engage an investment banking firm to pursue a sale of the Company.

            Steel Partners is not affiliated  with  Opportunity  Partners and is acting alone, and not in concert with Opportunity  Partners, in its solicitation of  stockholders to vote for the adoption of Opportunity  Partners'  stockholder proposal to engage an investment banking firm to pursue a sale of the Company.

YOU ARE URGED TO VOTE FOR OPPORTUNITY PARTNERS' RESOLUTION RECOMMENDING THAT THE
BKF BOARD ENGAGE AN INVESTMENT BANKING FIRM TO PURSUE A SALE OF THE COMPANY.

                                      -22-

VOTING AND PROXY PROCEDURES

            Only  stockholders  of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Each Share is entitled to one vote.
Stockholders  who sell Shares  before the Record Date (or acquire  them  without voting rights after the Record Date) may not vote such Shares.  Stockholders  of record on the Record Date will retain their voting rights in connection with the
Annual  Meeting even if they sell such Shares  after the Record  Date.  Based on
publicly   available   information,   Steel  Partners  believes  that  the  only
outstanding class of securities of BKF entitled to vote at the Annual Meeting is the Shares.

            Shares  represented  by properly  executed  GOLD proxy cards will be voted  at the  Annual  Meeting  as  marked  and,  in  the  absence  of  specific instructions,  will be voted FOR the  election of the  Nominees to the BKF Board and FOR the business  proposals  described in this Proxy  Statement,  and in the discretion  of the persons named as proxies on all other matters as may properly come before the Annual Meeting.

            We are asking you to elect our  Nominees  and to adopt the  business proposals  described in this Proxy  Statement.  The enclosed GOLD proxy card may only be voted for our Nominees and does not confer  voting power with respect to the Company's nominees.  Accordingly,  you will not have the opportunity to vote for any of BKF's  nominees.  You can only vote for BKF's nominees by signing and returning  a proxy  card  provided  by BKF.  Stockholders  should  refer  to the
Company's proxy statement for the names,  backgrounds,  qualifications and other
information   concerning  the  Company's  nominees.  The  participants  in  this solicitation intend to vote all of their Shares in favor of the Nominees and the business  proposals  described in this Proxy  Statement  and will not vote their
Shares in favor of any of BKF's nominees.

QUORUM

            In order to conduct  any  business at the Annual  Meeting,  a quorum must be present in person or represented by valid proxies.  A quorum consists of a majority of the Shares issued and  outstanding  on the Record Date. All Shares that are voted  "FOR",  "AGAINST"  or "ABSTAIN"  (or  "WITHHOLD"  in the case of election of directors) on any matter will count for purposes of  establishing  a quorum and will be treated as Shares entitled to vote at the Annual Meeting (the
"Votes Present").

VOTES REQUIRED FOR APPROVAL

            ELECTION OF  DIRECTORS.  A plurality of the total votes cast ("Votes
Cast") by holders of the Shares for the Nominees is required for the election of directors  and the three  nominees  who  receive  the most votes will be elected
(assuming  a quorum  is  present).  A vote to  "WITHHOLD"  for any  nominee  for director will be counted for purposes of determining the Votes Present, but will have no other effect on the outcome of the vote on the election of directors.  A
Stockholder may cast such votes for the Nominees either by so marking the ballot at the Annual  Meeting or by  specific  voting  instructions  sent with a signed proxy to either Steel  Partners in care of Morrow & Co., Inc. at the address set forth on the back cover of this  Proxy  Statement  or to BKF at One  Rockefeller
Plaza, New York, New York 10020 or any other address provided by BKF.

                                      -23-

            PROPOSALS TO AMEND BKF CHARTER. Approval of BKF's proposals to amend
BKF's Charter to declassify the BKF Board and eliminate the supermajority voting requirements  for fundamental  transactions  require the affirmative  vote of at least 80% of the Shares outstanding as of the Record Date.

            STOCKHOLDER  PROPOSALS.   The  vote  required  for  the  stockholder
proposals  to  declassify  the BKF Board,  redeem the poison  pill and engage an investment  banking  firm is the  affirmative  vote of a  majority  of the Votes
Present.

ABSTENTIONS

            Abstentions   will  count  as  Votes  Present  for  the  purpose  of
determining  whether a quorum is  present.  Abstentions  will not be  counted as
Votes Cast in the election of directors.  Abstentions  will have the effect of a vote against the other business matters set forth in this Proxy Statement.

BROKER NON-VOTES

            Shares  held in  street  name  that are  present  by  proxy  will be considered  as Votes  Present for  purposes of  determining  whether a quorum is present.  With regard to certain proposals,  the holder of record of Shares held in street name is permitted to vote as it determines,  in its discretion, in the absence of direction from the beneficial holder of the Shares.

            The term "broker non-vote" refers to shares held in street name that are not voted  with  respect  to a  particular  matter,  generally  because  the beneficial  owner did not give any  instructions to the broker as to how to vote such  shares on that  matter and the broker is not  permitted  under  applicable rules to vote such shares in its discretion because of the subject matter of the proposal, but whose shares are present on at least one matter. Such shares shall be counted as Votes Present for the purpose of  determining  whether a quorum is present, if voting instructions are given by the beneficial owner as to at least one of the matters to be voted on. Broker non-votes will not be counted as Votes
Present with respect to matters as to which the record  holder has expressly not voted. Accordingly,  Steel Partners believes that broker non-votes will have the effect of a vote against  BKF's  proposals to amend BKF's  Charter to declassify
the  BKF  Board  and  eliminate  the  supermajority   voting   requirements  for
fundamental  transactions  and no  effect  upon the  outcome  of  voting  on the stockholder proposals set forth in this Proxy Statement.

                                      -24-

REVOCATION OF PROXIES

            Stockholders  of BKF may revoke  their  proxies at any time prior to exercise  by  attending  the  Annual  Meeting  and  voting in  person  (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of  revocation.  The delivery of a
subsequently   dated  proxy  which  is  properly  completed  will  constitute  a revocation of any earlier proxy. The revocation may be delivered either to Steel
Partners  in care of Morrow & Co.,  Inc.  at the  address  set forth on the back cover of this Proxy Statement or to BKF at One Rockefeller  Plaza, New York, New
York   10020 or any other  address  provided by BKF.  Although a  revocation  is effective if delivered to BKF, Steel Partners  requests that either the original or photostatic  copies of all revocations be mailed to Steel Partners in care of
Morrow & Co.,  Inc.  at the  address  set forth on the back  cover of this Proxy
Statement so that Steel Partners will be aware of all  revocations  and can more accurately  determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding Shares. Additionally,
Morrow & Co., Inc. may use this  information  to contact  stockholders  who have revoked  their  proxies in order to solicit later dated proxies for the election of the Nominees and approval of the business proposals described herein.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BKF BOARD OR FOR THE
BUSINESS  PROPOSALS  DESCRIBED IN THIS PROXY  STATEMENT,  PLEASE SIGN,  DATE AND
RETURN  PROMPTLY  THE  ENCLOSED  GOLD  PROXY CARD IN THE  POSTAGE-PAID  ENVELOPE
PROVIDED.

                             SOLICITATION OF PROXIES

            The  solicitation  of proxies  pursuant to this Proxy  Statement  is being made by Steel  Partners.  Proxies  may be  solicited  by mail,  facsimile, telephone,  telegraph, in person and by advertisements.  Steel Partners will not solicit proxies via the Internet.

            Steel Partners has entered into an agreement with Morrow & Co., Inc.
for solicitation and advisory services in connection with this solicitation, for which Morrow & Co., Inc. will receive a fee not to exceed  $75,000.00,  together with  reimbursement  for its  reasonable  out-of-pocket  expenses,  and  will be
indemnified  against  certain   liabilities  and  expenses,   including  certain
liabilities  under the federal  securities laws. Morrow & Co., Inc. will solicit proxies from individuals,  brokers, banks, bank nominees and other institutional holders.  Steel  Partners  has  requested  banks,  brokerage  houses  and  other custodians,  nominees and fiduciaries to forward all  solicitation  materials to the  beneficial  owners of the Shares they hold of record.  Steel  Partners will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated  that Morrow & Co., Inc. will employ  approximately  25 persons to solicit BKF's stockholders for the Annual Meeting.

            The entire  expense of  soliciting  proxies is being  borne by Steel
Partners  pursuant to the terms of the Joint Filing and  Solicitation  Agreement
(as  defined  below).  Costs  of this  solicitation  of  proxies  are  currently estimated to be approximately $___,000.00. Steel Partners estimates that through the  date  hereof,  its  expenses  in  connection  with  this  solicitation  are approximately $___,000.00.

                                      -25-

                          OTHER PARTICIPANT INFORMATION

            Each  member of the  Group is a  participant  in this  solicitation.
Warren G.  Lichtenstein  is Chairman of the Board,  Secretary  and the  Managing
Member of Partners LLC, a Delaware limited  liability  company.  Partners LLC is
the  general  partner  of  Steel  Partners.   The  principal   business  of  Mr.
Lichtenstein,  Partners LLC and Steel Partners is investing in the securities of small-cap  companies.  The  principal  business  address  of  Mr.  Lichtenstein,
Partners LLC and Steel Partners is 590 Madison Avenue, 32nd Floor, New York, New
York 10022.  As of the date hereof,  Steel Partners is the  beneficial  owner of
683,600 Shares.  Partners LLC does not  beneficially  own any Shares on the date hereof, except by virtue of its role in Steel Partners.  Mr. Lichtenstein may be deemed to beneficially  own the 683,600 Shares of BKF owned by Steel Partners by virtue of his positions with Partners LLC. For information  regarding  purchases and sales of securities of BKF during the past two years by Steel Partners,  see
Schedule I.

            On February 11, 2005,  the members of the Group entered into a Joint
Filing and Solicitation  Agreement in which, among other things, (i) the parties agreed to the joint filing on behalf of each of them of  statements  on Schedule
13D with respect to the  securities of BKF,  (ii) the parties  agreed to solicit proxies or written  consents  for the  election  of the  Nominees,  or any other person(s)  nominated by Steel  Partners,  to the BKF Board at the Annual Meeting
(the  "Solicitation"),  and (iii)  Steel  Partners  agreed to bear all  expenses incurred in connection with the Group's activities,  including approved expenses incurred by any of the parties in connection with the  Solicitation,  subject to certain  limitations.  Steel Partners intends to seek  reimbursement from BKF of all expenses it incurs in connection with the Solicitation.  Steel Partners does not intend to submit the  question of such  reimbursement  to a vote of security holders of the Company.

               CERTAIN TRANSACTIONS BETWEEN STEEL PARTNERS AND BKF

            Except as set forth in this Proxy Statement (including the Schedules hereto),  (i) during the past 10 years, no participant in this  solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);  (ii) no participant in this solicitation  directly or indirectly
beneficially   owns  any  securities  of  BKF;  (iii)  no  participant  in  this solicitation  owns any  securities  of BKF which  are  owned of  record  but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of BKF during the past two years;  (v) no part of the purchase  price or  market  value of the  securities  of BKF  owned by any  participant  in this solicitation  is  represented  by funds  borrowed or otherwise  obtained for the purpose of acquiring or holding such  securities;  (vi) no  participant  in this solicitation  is,  or  within  the  past  year  was,  a party  to any  contract, arrangements or understandings with any person with respect to any securities of
BKF, including, but not limited to, joint ventures, loan or option arrangements, puts or calls,  guarantees  against loss or  guarantees  of profit,  division of losses or profits,  or the giving or withholding of proxies;  (vii) no associate
of  any  participant  in  this  solicitation  owns  beneficially,   directly  or
indirectly,  any securities of BKF;  (viii) no participant in this  solicitation owns  beneficially,  directly or  indirectly,  any  securities  of any parent or subsidiary of BKF; (ix) no  participant in this  solicitation  or any of his/its associates was a party to any  transaction,  or series of similar  transactions, since the  beginning of BKF's last fiscal year,  or is a party to any  currently proposed transaction, or series of similar transactions,  to which BKF or any of

                                      -26-

its  subsidiaries  was or is to be a party, in which the amount involved exceeds
$60,000;  (x) no participant in this  solicitation or any of his/its  associates has any arrangement or understanding  with any person with respect to any future employment by BKF or its affiliates,  or with respect to any future transactions to  which  BKF or any of its  affiliates  will or may be a  party;  and  (xi) no person,  including the participants in this  solicitation,  who is a party to an arrangement or  understanding  pursuant to which the Nominees are proposed to be elected has a substantial interest,  direct or indirect, by security holdings or otherwise in any matter to be acted on at the Annual Meeting.

                    OTHER MATTERS AND ADDITIONAL INFORMATION

            Steel  Partners is unaware of any other  matters to be considered at the Annual Meeting.  However,  should other matters, which Steel Partners is not aware of a  reasonable  time before  this  solicitation,  be brought  before the
Annual  Meeting,  the persons  named as proxies on the enclosed  GOLD proxy card will vote on such matters in their discretion.

            Steel  Partners  has  omitted  from  this  Proxy  Statement  certain disclosure  required by applicable law that is already included in the Company's proxy  statement.  This disclosure  includes,  among other things,  biographical information on BKF's directors and executive  officers,  information  concerning executive compensation, an analysis of cumulative total returns on an investment in Shares during the past five years and procedures for submitting proposals for inclusion  in BKF's proxy  statement  at the next annual  meeting.  Stockholders should  refer  to  the  Company's  proxy  statement  in  order  to  review  this disclosure.

            See Schedule II for information  regarding  persons who beneficially own more than 5% of the Shares and the ownership of the Shares by the management of BKF.

            The information concerning BKF contained in this Proxy Statement and the Schedules  attached  hereto has been taken from, or is based upon,  publicly available information.

                                         STEEL PARTNERS II, L.P.

                                         ________, 2005

                                      -27-

                                   SCHEDULE I

                        TRANSACTIONS IN SECURITIES OF BKF
                            DURING THE PAST TWO YEARS

      CLASS            QUANTITY             PRICE PER       DATE OF
   OF SECURITY         PURCHASED            SHARE ($)       PURCHASE
-----------------  ------------------  -----------------  ----------------------
                             STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
   Common Stock             200              23.8000        12/12/03
   Common Stock           1,100              24.9873        12/22/03
   Common Stock           2,000              24.5000        12/24/03
   Common Stock           4,100              25.0000         1/05/04
   Common Stock           4,300              25.5000         1/12/04
   Common Stock           5,000              25.5000         1/13/04
   Common Stock           1,200              25.7000         3/29/04
   Common Stock           3,000              25.6300         3/30/04
   Common Stock           1,000              25.4000         3/31/04
   Common Stock           2,000              26.5000         4/02/04
   Common Stock           2,200              26.4964         4/06/04
   Common Stock         100,000              26.4900         4/07/04
   Common Stock          50,300              26.5296         4/12/04
   Common Stock          75,000              26.7800         4/15/04
   Common Stock         189,500              26.9799         4/20/04
   Common Stock           2,300              27.1430         4/21/04
   Common Stock             100              27.2000         4/22/04
   Common Stock           6,800              27.4040         4/29/04
   Common Stock             800              27.4025         4/30/04
   Common Stock           4,700              28.5000         5/27/04
   Common Stock           9,000              28.2733         6/03/04
   Common Stock           2,000              28.4295         6/08/04
   Common Stock           2,400              28.5050         6/10/04
   Common Stock           3,000              26.6500         8/13/04
   Common Stock         185,000              27.5300         8/16/04
   Common Stock          12,600              39.4141         3/21/05
   Common Stock          11,300              39.7027         3/29/05
   Common Stock           2,700              39.7500         3/30/05

--------------------------------------------------------------------------------

                                      -28-

                                   SCHEDULE II

       THE FOLLOWING TABLE IS BASED SOLELY ON INFORMATION PROVIDED IN THE
        COMPANY'S PROXY STATEMENT FILED WITH THE SECURITIES AND EXCHANGE
                           COMMISSION ON APRIL 7, 2005

           SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

            The table below sets forth the beneficial  ownership as of March 15,
2005 of (1) each person known by the Company to be the beneficial  owner of more than 5% of the  outstanding  shares  of the  Company's  common  stock,  (2) each director and nominee for director of the Company,  (3) each executive officer of the Company whose name appears on the summary  compensation  table below and (4)
all directors and executive  officers of the Company as a group. Each person had sole or shared voting or dispositive powers with respect to such shares.

                                                                    PERCENT
NAME OF BENEFICIAL OWNER                     NUMBER OF SHARES       OF CLASS
------------------------                     ----------------       --------

John A. Levin.............................       695,860(1)           9.3%
c/o BKF Capital Group, Inc.
One Rockefeller Plaza
New York, NY 10020

Steel Partners II, LP. ...................       669,600(2)           9.0%
590 Madison Avenue
New York, NY 10022

Mario J. Gabelli..........................       556,600(3)           7.9%
One Corporate Center
Rye, NY 10580

Cannell Capital LLC.......................       360,200(4)           5.1%
150 Capital Street, Fifth Floor
San Francisco, CA 94111

Anson M. Beard, Jr........................         2,400(5)(6)         *

Barton M. Biggs...........................         2,400(5)(6)         *

J. Barton Goodwin.........................        55,776(5)(6)(7)      *

David Grumhaus............................        11,835(6)(8)         *

Burton G. Malkiel.........................         4,500(5)            *

Peter J. Solomon..........................         3,400(5)(6)         *

Dean J. Takahashi.........................         2,582(5)(6)         *

James S. Tisch............................         4,400(5)(6)         *

Glenn A. Aigen............................        22,339(9)            *

Norris Nissim.............................         7,817(10)           *

Directors and executive
officers as a group (12 persons)..........       813,309             10.9%

* Less than 1%
--------------------

                                      -29-

(1)       Includes  18,907  shares of common  stock  held by family  members  or trusts,  20,321 shares of  restricted  stock granted on March 10, 2004 which will vest on March 10, 2007,  26,465 shares of restricted  stock granted on March 10, 2005 of which one third will vest on December 31,
          2005, December 31, 2006 and December 31, 2007, respectively.

(2)       The  information  set  forth is based  solely  on  Amendment  No. 4 to
          Schedule 13D filed with the SEC on March 24, 2005.

(3)       The  information  set  forth is based  solely  on  Amendment  No. 9 to
          Schedule  13D filed with the SEC on  December  14,  2004 and  includes
          200,300  shares held by Gabelli  Funds,  LLC,  303,500  shares held by
          GAMCO Investors Inc., 3,900 shares held by Gabelli  Foundation,  Inc.,
          16,000  shares held by Gabelli & Company,  Inc.  Profit  Sharing Plan,
          15,900 shares held by Gabelli Advisors, Inc. and 17,000 shares held by
          MJG Associates, Inc.

(4)       The  information set forth is based solely upon the Schedule 13G filed with the SEC on February 11, 2005 and includes  64,300  shares held by
          The Anegada  Master Fund,  101,100  shares held by The Cuttyhunk  Fund
          Limited,  114,900 shares held by Tonga Partners,  L.P.,  54,900 shares held by GS Cannell  Portfolio,  LLC and 25,000 shares held by Pleiades
          Investment Partners, L.P.

(5)       Includes  1,200  shares of  restricted  stock  granted on May 13, 2004 which vested on January 2, 2005 and 1,200 shares of restricted  common stock  granted on March 23,  2005 of which one half will vest on April
          1, 2005 and one quarter  will vest on each of July 1, 2005 and October
          1, 2005.

(6)       The  number of shares  does not  include  any  shares  underlying  the restricted  stock  units  granted to Messrs.  Beard,  Biggs,  Goodwin,
          Grumhaus,  Solomon, Takahashi and Tisch. Each of these directors, with the exception of Mr. Biggs has received 3,500  restricted  stock units
          (Mr.  Biggs has  received  1,125),  but the  shares  underlying  these restricted stock units are not deliverable, either by the terms of the awards  regarding  vesting  and  delivery  or  because  of a  deferral election by the directors, within 60 days of March 31, 2005.

          The  number  of  shares  listed  also  does  not  include  any  shares underlying  161,725  restricted  stock units granted to Mr. Levin. The shares  underlying  these  restricted stock units are not deliverable, either by the terms of the awards  regarding  vesting and  delivery or because of a deferral  election by Mr. Levin,  within 60 days of March
          31, 2005.

(7)       Includes  53,376  shares of common  stock  owned by  immediate  family members or trusts.

(8)       Includes 9,303 shares of common stock held by family members or trusts and 1,200  shares of  restricted  stock  granted on May 13, 2004 which vested on January 2, 2005.

(9)       Includes  19,555 shares of common stock relating to options which have vested or will vest within 60 days of March 31, 2004 and 1,384  shares of restricted stock granted on March 10, 2004 which will vest on March
          9, 2007 and 1,400  shares of  restricted  stock  granted  on March 10,
          2005, of which one third will vest on December 31, 2005,  December 31,
          2006 and December 31, 2007, respectively.

(10)      Includes 2,933 shares of restricted stock granted on March 10, 2005 of which one third will vest on December 31, 2005,  December 31, 2006 and
          December 31, 2007, respectively.

                                      -30-

                                    IMPORTANT

            Tell your Board what you think!  Your vote is  important.  No matter how many Shares you own,  please give Steel Partners your proxy FOR the election of Steel  Partners'  Nominees  and FOR the  adoption of the  business  proposals described in this Proxy Statement by taking three steps:

            o   SIGNING the enclosed GOLD proxy card,

            o   DATING the enclosed GOLD proxy card, and

            o   MAILING  the  enclosed  GOLD proxy  card  TODAY in the  envelope provided  (no  postage  is  required  if  mailed  in the  United
                States).

            If any of your  Shares  are  held in the name of a  brokerage  firm, bank, bank nominee or other  institution,  only it can vote such Shares and only upon receipt of your  specific  instructions.  Accordingly,  please  contact the person responsible for your account and instruct that person to execute the GOLD proxy card  representing  your Shares.  Steel  Partners  urges you to confirm in writing your instructions to Steel Partners in care of Morrow & Co., Inc. at the address  provided below so that Steel Partners will be aware of all instructions given and can attempt to ensure that such instructions are followed.

            If you have any  questions  or require  any  additional  information concerning  this Proxy  Statement,  please  contact  Morrow & Co.,  Inc.  at the address set forth below.

                               MORROW & CO., INC.

                           445 Park Avenue, 5th Floor
                            New York, New York 10022
                                 (212) 754-8000

             BANKS AND BROKERAGE FIRMS, PLEASE CALL: (800) 654-2468
                   STOCKHOLDERS CALL TOLL FREE: (800) 607-0088
                         E-MAIL: STEEL.INFO@MORROWCO.COM

                     PRELIMINARY COPY SUBJECT TO COMPLETION
                              DATED APRIL 11, 2005

                             BKF CAPITAL GROUP, INC.

                       2005 ANNUAL MEETING OF STOCKHOLDERS

          THIS PROXY IS SOLICITED ON BEHALF OF STEEL PARTNERS II, L.P.

                THE BOARD OF DIRECTORS OF BKF CAPITAL GROUP, INC.
                          IS NOT SOLICITING THIS PROXY

                                    P R O X Y

The undersigned  appoints Warren G.  Lichtenstein  and Ronald LaBow, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of BKF Capital Group,  Inc. (the  "Company")  which the undersigned would be  entitled  to vote if  personally  present  at the  Annual  Meeting  of
Stockholders of the Company,  and including at any adjournments or postponements thereof and at any meeting called in lieu thereof.

The undersigned  hereby revokes any other proxy or proxies  heretofore  given to vote or act with  respect to the shares of common  stock of the Company  held by the  undersigned,  and hereby  ratifies and confirms all action the herein named attorneys and proxies,  their  substitutes,  or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse  and in their  discretion  with  respect  to any  other  matters  as may properly come before the Annual Meeting.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE,  THIS
PROXY WILL BE VOTED FOR PROPOSALS 1 - 7.

This Proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting.

               PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.

                   CONTINUED AND TO BE SIGNED ON REVERSE SIDE

[X] PLEASE MARK VOTE AS IN THIS EXAMPLE

1.   ELECTION OF DIRECTORS:

                                                                                 FOR ALL
                                                             WITHHOLD             EXCEPT
                                                           AUTHORITY TO         NOMINEE(S)
                                             FOR           VOTE FOR ALL          WRITTEN
                                         ALL NOMINEES      ALL NOMINEES           BELOW
     Nominees: Warren G. Lichtenstein        [ ]               [ ]                 [ ]
               Ronald LaBow
               Kurt N. Schacht                                              ----------------

2.   APPROVAL OF THE  COMPANY'S  PROPOSAL TO AMEND THE RESTATED  CERTIFICATE  OF
     INCORPORATION TO DECLASSIFY THE BOARD OF DIRECTORS:

          FOR          AGAINST        ABSTAIN
          [ ]            [ ]            [ ]

3.   APPROVAL OF THE  COMPANY'S  PROPOSAL TO AMEND THE RESTATED  CERTIFICATE  OF
     INCORPORATION  TO  ELIMINATE  THE  SUPERMAJORITY  VOTING  REQUIREMENTS  FOR
     FUNDAMENTAL TRANSACTIONS:

          FOR          AGAINST        ABSTAIN
          [ ]            [ ]            [ ]

4.   APPROVAL  OF THE  COMPANY'S  PROPOSAL  TO RATIFY THE  APPOINTMENT  OF GRANT
     THORNTON LLP AS THE COMPANY'S REGISTERED PUBLIC ACCOUNTING FIRM:

          FOR          AGAINST        ABSTAIN
          [ ]            [ ]            [ ]

5.   APPROVAL OF THE STOCKHOLDER PROPOSAL REQUESTING THE DECLASSIFICATION OF THE
     COMPANY'S BOARD OF DIRECTORS:

          FOR          AGAINST        ABSTAIN
          [ ]            [ ]            [ ]

6.   APPROVAL OF THE  STOCKHOLDER  PROPOSAL  REQUESTING  THE  REDEMPTION  OF THE
     RIGHTS ISSUED PURSUANT TO THE COMPANY'S POISON PILL:

          FOR          AGAINST        ABSTAIN
          [ ]            [ ]            [ ]

7.   APPROVAL  OF THE  STOCKHOLDER  PROPOSAL  REQUESTING  THE  ENGAGEMENT  OF AN
     INVESTMENT BANKING FIRM TO PURSUE A SALE OF THE COMPANY:

          FOR          AGAINST        ABSTAIN
          [ ]            [ ]            [ ]

DATED:  ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN  SHARES  ARE HELD  JOINTLY,  JOINT  OWNERS  SHOULD  EACH  SIGN.  EXECUTORS,
ADMINISTRATORS,  TRUSTEES,  ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.
IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!